

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2020

John Brda
President
Torchlight Energy Resources Inc.
5700 W. Plano Parkway, Suite 3600
Plano, TX 75093

> **Re: Torchlight Energy Resources Inc.**
> **Registration Statement on Form S-3**
> **Filed September 25, 2020**
> **File No. 333-249062**

Dear Mr. Brda:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Energy & Transportation

cc: Robert D. Axelrod